UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

World Health Energy Holdings, Inc.	000-29462
(Full Name of Registrant)	(Commission File Number)

 [ ] Form 10-K   [___] Form 20-F   [___] Form 11-K   [_X_] Form 10-Q  [___] Form N-SAR  [___] Form N-CSR

For Period Ended: September 30, 2010

[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	World Health Energy Holdings, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	777 S Flagler Dr., Suite 800
City, State and Zip Code	West Palm Beach FL 33411

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]
(b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the  fifth  calendar  day  following  the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant is unable to file the quarterly report on Form 10-Q for the first fiscal quarter ended September 30, 2010 for the following reasons:

A.  The registrant has been unable to complete accounting  and prepare financial statements within the time necessary to file the quarterly report for the quarter ended September 30, 2010.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

David Lieberman	212	444-1019
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [ X ] Yes   [___] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [___] Yes   [  X  ] No

World Health Energy Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2010	By: David Lieberman
David Lieberman
Chief Executive Officer